Exhibit 99.1
Santiago, April 30th, 2014
SBIF/0240/2014

Mr. Eric Parrado Herrera
Superintendent of Banks and Financial Institutions
PRESENT

REF.: MATERIAL EVENT NOTICE

For your consideration:

According to articles 9 and 10 of the Law No. 18.045 regarding Capital Markets and Chapter 18-10 of the Compilation of Updated Norms of the Superintendency of Banks and Financial Institutions (Recopilación Actualizada de Normas), CORPBANCA hereby informs you of the following MATERIAL EVENT:

By board session on April 29, 2014, Julio Barriga Silva was appointed to replace Mr. Francisco León Délano as Director of CorpBanca. Mr. Julio Barriga Silva will remain a CorpBanca Director until the next Annual Shareholders Meeting.

Sincerely yours,

/s/ Fernando Massú Taré
Fernando Massú Taré
CEO